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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                         FOREMOST CORPORATION OF AMERICA
  .............................................................................
                                (Name of Issuer)

                                  COMMON STOCK
  .............................................................................
                         (Title of Class of Securities)

                                    345469100
  .............................................................................
                                 (CUSIP Number)

               DAVID J. SHLADOVSKY, C/O KAIM NON-TRADITIONAL, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
  .............................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   12/01/1999
  .............................................................................
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 345469100           SCHEDULE 13D                PAGE 2 OF 8 PAGES
 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAIM NON-TRADITIONAL, L.P.                       - 95-4486379
         (B)    RICHARD A. KAYNE                                 - ###-##-####
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                           [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
 .............................................................................
                         7      SOLE VOTING POWER
                                (A) 0
NUMBER OF                       (B) 963,870
SHARES                  .....................................................
BENEFICIALLY             8      SHARED VOTING POWER
OWNED BY                        (A) 1,338,679
EACH REPORTING                  (B) 1,338,679
PERSON WITH             .....................................................
                         9      SOLE DISPOSITIVE POWER
                                (A) 0
                                (B) 963,870
                        .....................................................
                        10      SHARED DISPOSITIVE POWER
                                (A) 1,338,679
                                (B) 1,338,679
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 1,338,679
         (B) 2,302,549
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
 .............................................................................
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 5.03%
         (B) 8.65%
 .............................................................................
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                 AMENDMENT NO. 5

*********************

ITEM 1. SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

           Foremost Corporation of America
           5600 Beech Tree Lane
           Caldonia, MI 49316

ITEM 2.  IDENTITY AND BACKGROUND

a.        KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

          Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to five investment funds named Arbco Associates, L.P.*, Kayne Anderson Energy Fund, L.P.**, Kayne, Anderson Non-Traditional Investments, L.P.*, Offense Group Associates, L.P.* and Opportunity Associates, L.P.* KAIM N-T, LP also serves as investment adviser to other clients, including Kayne, Anderson Offshore Limited, a British Virgin Islands corporation. The principal business address of KAIM, Inc., KAIM N-T, LP and the five investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

          During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the five investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.        RICHARD A. KAYNE

          Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is a registered investment adviser. KA is a registered broker/dealer and registered investment adviser. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

          Mr. Kayne is the controlling shareholder of KAIM, Inc., KAIM, LLC and KA.

          During the past five years, none of Mr. Kayne, KAIM, LLC or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

*    A California limited partnership.
**   A Delaware limited partnership.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc. and KAIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

          JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

          DAVID E. GODDARD. Chief Financial Officer of KAIM, Inc. and KA.

          ALLAN M. RUDNICK. Chief Investment Officer and Manager of KAIM, LLC

          HOWARD M. ZELIKOW. Vice President and Director of KAIM, Inc.

          ROBERT V. SINNOTT. Vice President of KAIM, Inc.

          JERRY R. WELCH. Vice President of KAIM, Inc.

          DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM, Inc. and
          KA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KAIM N-T, LP, and KAIM, LLC, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. KAIM N-T, LP and Richard A. Kayne report beneficial ownership of 1,338,679 and 2,302,549 shares, representing 5.03% and 8.65% of the shares outstanding, respectively.

b. KAIM N-T, LP has shared voting and dispositive power (with Richard A. Kayne) over its 1,338,679 shares. Richard A. Kayne has sole voting and dispositive power over 963,870 shares and shared voting and dispositive power (with KAIM N-T, LP or KAIM, Inc.) over 1,338,679 shares, together representing 5.03% of the outstanding shares of the common stock of the issuer.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by accounts for which KAIM N-T, LP serves as investment adviser (and, in some cases, as general partner) or by KAIM N-T, LP. The shares over which Mr. Kayne and KAIM, Inc. have shared voting and dispositive power are held by KAIM, Inc. The shares over which Mr. Kayne and KAIM, LLC have shared voting and dispositive power are held by accounts for which KAIM, LLC serves as investment adviser.

     KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares held by it or attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KAIM N-T, LP in such limited partnerships.

c. All transactions for the reporting parties were effected by KAIM N-T, LP or KAIM, LLC through KA, as broker. A donation and distribution of the shares were made as follows:


  Date            Type             # of shares                 Price           Where/how transaction effected
  ----            ----             -----------                 -----           ------------------------------
12-01-99         Donation               13,000                $ 0.00           Donation to Non-Profit Foundation
12-01-99            ***                518,570                $28.25           Distribution to Limited Partners
12-02-99            ***                713,429                $28.25           Distribution to Limited Partners
12-06-99            ***                 79,906                $28.25           Distribution to Limited Partners
12-07-99            ***                186,298                $28.25           Distribution to Limited Partners
12-09-99            ***                  5,231                $28.25           Distribution to Limited Partners
12-13-99            ***                  3,131                $28.25           Distribution to Limited Partners
12-14-99            ***                 61,012                $28.25           Distribution to Limited Partners
12-16-99            ***                 99,075                $28.25           Distribution to Limited Partners
12-20-99            ***                  4,629                $28.25           Distribution to Limited Partners
12-21-99            ***                 78,510                $28.25           Distribution to Limited Partners
12-22-99            ***                 16,523                $28.25           Distribution to Limited Partners

 *** Distribution.

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   December 23, 1999
------------------------------------------------------
                         Date



                   /s/ RICHARD A. KAYNE
------------------------------------------------------
                     Richard A. Kayne


KAIM NON-TRADITIONAL, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By: /s/ DAVID J. SHLADOVSKY
             ------------------------------------------
               David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



            /s/  RICHARD A. KAYNE
------------------------------------------------
                Richard A. Kayne


            /s/ DAVID J. SHLADOVSKY
------------------------------------------------
         KAIM Non-Traditional, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner

          EXHIBIT TO SCHEDULE 13D, AMENDMENT NO. 5 OF FILING CONCERNING
                      FOREMOST CORPORATION OF AMERICA (FOM)


Filing Parties                                            Shares
--------------                                          ---------
KAIM Non-Traditional, L.P.

o  Managed Investment Limited Partnerships              1,012,269

o  Other Managed Accounts                                 250,900

o  Direct                                                  61,185
                                                        ---------
       Sub-Total                                        1,324,354

Richard A. Kayne

o  Direct ownership                                       963,870

o  Kayne Anderson Investment Management, Inc.              14,325
                                                        ---------
        Sub-Total                                         978,195


        TOTAL                                           2,302,549